FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued:  Monday 17 January 2011, London UK - London Stock Exchange Announcement

GlaxoSmithKline announces Q4 2010 legal charge

GlaxoSmithKline (GSK) today announces that it expects to record a legal charge for the fourth quarter of 2010 of £2.2 billion ($3.4 billion) (equating to an after tax cost of £1.8 billion).

The charge primarily relates to additional provisioning in respect of the investigation by the US Attorney's Office for the District of Colorado into the Group's US sales and promotional practices and for product liability cases regarding Avandia (rosiglitazone).

Regarding Avandia, in July 2010 the company took a provision for product liability cases relating to the product that had been settled or received at that time.  As previously stated, the company has continued to receive new product liability cases regarding Avandia in the United States. The number of new claims received is substantial and the Group has now completed its assessment of these additional cases and an estimate of likely future claims.

PD Villarreal SVP Global Litigation, GSK, said: "We recognise that this is a significant charge, but we believe the approach we are taking to resolve long-standing legal matters is in the company's best interests. We have closed out a number of major cases over the last year and we remain determined to do all we can to reduce our litigation risk."

Provisions are made, after taking appropriate legal and other specialist advice, when a reasonable estimate can be made of the likely outcome of the dispute.  The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.  The Group's position could change over time, and there can, therefore, be no assurance that any losses that result from the outcome of any legal proceedings will not exceed the amount of the provisions reported in the Group's financial accounts by a material amount.

V A Whyte
Company Secretary

17 January 2011

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Jennifer Armstrong	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
	Ziba Shamsi	(020) 8047 3289

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill Baxter	(215) 751 7002

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under 'Risk Factors' in the 'Business Review' in the company' s Annual Report on Form 20-F for 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 17, 2011

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc